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wilmerhale.com

September 2, 2016

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Analog Devices, Inc.
Registration Statement on Form S-4
Filed September 2, 2016
File No. 001-07819

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Analog Devices, Inc. (the “Company”) is a Registration Statement on Form S-4 relating to 60,838,490 shares of the Company’s common stock, par value $0.16 2/3 per share.

This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously wired $327,307 to the Commission’s account at U.S. Bank in payment of the $327,307 registration fee.

Please contact the undersigned (617-526-6317) or Jeremy R. Delman (212-230-8885) with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
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